Filer:  Inprise Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933 Commission File No. 0-16096

              On April 27, 2000, Inprise Corporation issued the following press release:

          INPRISE/BORLAND BOARD REQUESTS UPDATE OF FAIRNESS
                       OPINION IN COREL MERGER

      SCOTTS VALLEY, Calif., April 27, 2000 - Inprise/Borland (Nasdaq:
INPR) today announced that its Board of Directors has requested the Company's financial advisor, Broadview International LLC, to update its opinion as to the fairness to Inprise/Borland stockholders, from a financial point of view, of the exchange ratio in the Company's previously announced merger transaction with Corel Corporation.

      On February 6, 2000, Inprise/Borland entered into a merger agreement with Corel, pursuant to which holders of the Company's common stock, upon completion of the merger, would receive 0.747 of a Corel common share for each share of the Company's common stock. On that date, Broadview delivered to the Inprise/Borland Board its written opinion to the effect that, as of February 6, 2000 and subject to the assumptions made and qualifications set forth therein, the exchange ratio was fair, from a financial point of view, to the Company's stockholders.

      The Inprise/Borland Board of Directors, after taking into account, among other things, Corel's first quarter financial results and Corel's recent statements concerning its cash position and near-term financial prospects, determined to request an update of Broadview's fairness opinion. Inprise/Borland anticipates that Broadview will complete its updated financial review within the next few weeks.

About Inprise/Borland Corporation

      Inprise/Borland is a leading provider of Internet access infrastructure and application development tool and services for major platforms, including Linux, Solaris and Windows. Founded in 1983,
Inprise/Borland is headquartered in the Silicon Valley, California, with operations worldwide. To learn more, visit Inprise/Borland at http://www.borland.com/, the community site at http://community.borland.com/or call Inprise at 800-632-2864.

      Forward-looking statements in this release, including but not limited to, those concerning Inprise's future financial performance, product development plans, and the potential features of or benefits to be derived from Inprise's products, involve a number of uncertainties and risks, and actual events or results may differ materially. Factors that could cause actual events or results to differ materially include, among others, the following: possible disruptive effects of organizational or personnel changes by Inprise, shifts in customer demand, risks associated with the planned merger with Corel, market acceptance of Inprise's new or enhanced products, delays in scheduled product availability dates, actions or announcements by competitors, software errors, general business conditions and market growth rates in the client/server and Internet software markets, and other factors described in Inprise's S.E.C. reports on Forms 10-K and 10-Q.

      NOTE: Inprise product names are trademarks or registered trademarks of Inprise Corporation. Other names mentioned herein may be trademarks of the party using such names.

      Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Inprise Corporation and Corel Corporation. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by Inprise Corporation and Corel Corporation with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from Inprise Corporation by directing such request to: Inprise Corporation, 100 Enterprise Way, Scotts Valley, California 95066-3249, Attention:
Investor Relations, telephone: (831) 431-1000, e-mail:
investor@inprise.com.